Exhibit 99.47

PRESS RELEASE	December 8, 2020

Largo Resources Announces Correction to December 8, 2020 Press Release

TORONTO — Largo Resources Ltd. (“Largo” or the “Company”) (TSX: LGO) (OTCQX: LGORF) announces a correction its press release dated December 8, 2020 regarding the warrant exercise price issued in connection with the asset purchase agreement dated effective November 25, 2020 (the “Purchase Agreement”) pursuant to which it has now acquired certain assets of VionX Energy, including 12 patent families (the “Assets”) out of an assignment for the benefit of creditors under Massachusetts law.

The Assets were acquired for deemed net consideration equal to US$3,862,000 that was satisfied through the issuance of 2,518,453 common shares of Largo (at a deemed price per common shares of CAD$1.035, being the 5-day VWAP prior to the execution of the Purchase Agreement) and 3,622,007 share purchase warrants of Largo, which have an exercise price of CAD$1.30 and a term of five years.

About Largo Resources

Largo Resources is a leading, vertically integrated producer and supplier of high-quality vanadium. Largo can service multiple vanadium market applications through the supply of its unrivaled VPURE™ and VPURE+™ products, which are sourced from one of the world’s highest-grade vanadium deposits at the Maracás Menchen Mine located in Brazil. Largo is also focused on the advancement of renewable energy storage solutions through Largo Clean Energy and its world-class VCHARGE± vanadium redox flow battery systems. The Company’s common shares are principally listed on the Toronto Stock Exchange under the symbol “LGO”.

For further information, please contact:

Alex Guthrie
Manager, Investor Relations and Communications
info@largoresources.com
Tel: +1 416-861-9797

Neither the Toronto Stock Exchange (nor its regulatory service provider) accepts responsibility for the adequacy or accuracy of this press release.